भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
[redacted]

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3688 / 2202 2678

क्रमांक / No.: CO/S&B/PCR/2005/3163 दिनांक / Date : 27.10.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH September, 2005.

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3158 dated the October 27, 2005 addressed to Bombay Stock Exchange Ltd., Mumbai, along with a copy of the unaudited (Reviewed) financial results for quarter ended 30th September, 2005.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

BEST AVAILABLE COPY

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2005

(Rs.in crores)

	Particulars	STATE BANK OF INDIA					STATE BANK OF INDIA CONSOLIDATED				
		Quarter ended		Half-year ended		Year ended	Quarter ended		Half-year ended		Year ended
		30.09.2005 (Reviewed)	30.09.2004 (Reviewed)	30.09.2005 (Reviewed)	30.09.2004 (Reviewed)	31.03.2005 (Audited)	30.09.2005 (Reviewed)	30.09.2004 (Un-Reviewed)	30.09.2005 (Reviewed)	30.09.2004 (Un-Reviewed)	31.03.2005 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	8561.41	8084.84	17727.70	15751.42	32428.00	11969.36	11005.78	24398.87	21594.42	44499.06
	(a) Interest/discount on advances/bills	4305.55	3146.38	8269.63	6133.60	13043.51	6287.01	4629.41	12078.84	9090.02	19180.63
	(b) Income on Investments	3611.09	4164.08	7372.07	8154.01	16027.67	4976.68	5547.24	10084.60	10920.62	21533.65
	(c) Interest on balances with Reserve Bank of India and other interbank funds	474.40	445.99	989.65	959.53	1787.04	530.69	482.96	1111.16	1042.41	2021.30
	(d) Others	170.37	328.39	1096.35	504.28	1569.78	174.98	346.17	1124.27	541.37	1763.48
2	Other Income	1294.63	1652.59	2871.19	3191.26	7119.91	2004.92	2136.45	4058.91	4316.28	10036.64
	(A) TOTAL INCOME (1+2)	9856.04	9737.43	20598.89	18942.68	39547.91	13974.28	13142.23	28457.78	25910.70	54535.70
3	Interest Expended	4953.46	4705.03	9866.51	9417.53	18483.38	6816.86	6243.04	13527.03	12537.75	24891.84
4	Operating Expenses (e) + (f)	2919.66	2427.47	5309.98	4848.84	10074.17	4104.65	3410.88	7595.44	6694.57	14443.55
	(e) Payments to and provisions for employees	2041.18	1657.42	3674.75	3367.85	6907.35	2689.06	2208.21	4842.28	4461.90	8987.46
	(f) Other Operating Expenses	878.48	770.05	1635.23	1480.99	3166.82	1415.59	1202.67	2753.16	2232.67	5456.09
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7873.12	7132.50	15176.49	14266.37	28557.55	10921.51	9653.92	21122.47	19232.32	39335.39
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1982.92	2604.93	5422.40	4676.31	10990.36	3052.77	3488.31	7335.31	6678.38	15200.31
	(D) Provisions and Contingencies (net of write-back)	817.54	757.39	2584.12	1086.05	4468.76	1282.07	1331.16	3626.49	2090.96	6970.56
	--- of which provisions for Non-performing assets	10.74	298.44	246.74	508.44	1204.00	127.93	51.36	380.04	425.14	1403.38
	(E) Provision for Taxes	-49.98	765.65	400.09	1449.97	2217.08	138.02	912.32	734.03	1905.88	2631.78
	--- of which provisions for Fringe Benefit Tax (FBT)	-66.00		19.00							
	(F) NET PROFIT (C - D - E)	1215.36	1081.89	2438.19	2140.29	4304.52	1632.68	1244.83	2974.79	2681.54	5597.97
	(G) NET PROFIT AFTER MINORITY INTEREST						1590.75	1227.60	2913.42	2624.76	5463.93
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	23545.84	19704.98	23545.84	19704.98	23545.84	32025.50	26910.12	32025.50	26910.12	32025.50
7	Analytical Ratios										
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.30%	13.07%	11.30%	13.07%	12.45%					13.07%
	(iii) Earnings per Share (in Rs.)	23.09	20.56	46.33	40.67	81.79	30.23	23.33	55.36	49.87	103.82
		(not annualised)	(not annualised)	(not annualised)	(not annualised)		(not annualised)	(not annualised)	(not annualised)	(not annualised)	
	(iv) (a) Amount of gross non-performing assets	12531.83	12585.62	12531.83	12585.62	12456.25					
	(b) Amount of net non-performing assets	5235.08	5154.86	5235.08	5154.86	5348.89					
	(c) % of gross NPAs	5.26%	6.93%	5.26%	6.93%	5.96%					
	(d) % of net NPAs	2.27%	2.96%	2.27%	2.96%	2.65%					
	(v) Return on Assets (Annualised)	1.00%	0.97%	1.03%	1.01%	0.99%					
8	Shareholding pattern										
	a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700					
	...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%					
	b) Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178					
	...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%					

Unaudited Segment-wise F

		Particulars	30.((Re
1		Segment Revenue (income)	
	a	Banking Operations	
	b	Treasury Operations	
		Total	1
		Less : Inter Segment Revenue	
		Net Income from Operations	
2		Segment Results (Profit before tax)	
	a	Banking Operations	
	b	Treasury Operations	
		Total	
		Add/Less : Unallocated	
		Profit before Tax	
		Less : Income Tax (including FBT)	
		Net Profit	
3		Segment Assets	
	a	Banking Operations	4
	b	Treasury Operations	2
	c	Unallocated	
		Less : Eliminations	1
		Total	4!
4		Segment Liabilities	
	a	Banking Operations	4
	b	Treasury Operations	2
	c	Unallocated	
		Less : Eliminations	1
		Total	4:

(Segment Assets and Liabilities are as on 31st Ma

BEST AVAILABLE COPY

1. The working results for the half-year ended 30th September 2005 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and other contingencies on an estimated bas
2. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting off provisions held pursuant to losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines
   Consequently, the profit for the period is higher by Rs.86.86 crores (accounted for in Q1 of 2005-06)
3. Interest Earned - Others includes an amount of Rs. 711.90 crores for the period ended 30.09.2005, being interest on refund of Income Tax (accounted for in Q 1 of 2005-06)
4. An amount of Rs. 128.00 crores, being write-back of provisions rendered surplus, is netted under the head Provisions and Contingencies.
5. During the period the Bank has progressively divested its holding in Credit Information Bureau (India) Ltd (CIBIL), from 40% to 10%.
6. Number of Investors Complaints received and disposed of during the quarter ended 30th September, 2005 : (i) Pending at the beginning of the quarter 30. (ii) Received during the quarter 1077. (iii) Disposed of during the quarter 1081. (iv) Lying unresolved at the end of the quarter 26
7. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 27th October 2005 and subjected to Review by Auditors.

Mumbai
Date : 27th October, 2005

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

ASHOK K. KINI
Managing Director & Group Executive
(National Banking)

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखें विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/PCR/2005/3158

दिनांक / Date : 27.10.2005

Dear Sir,

LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2005

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results for the Half Year ended 30th September, 2005(reviewed), taken on record by the Central Board of the Bank at its meeting held on date.

SEC MAIL PROCESSING RECEIVED NOV 0 1 2005 WASH. D.C. 192 SECTION

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a